SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of April, 2003 .

                          CALIFORNIA EXPLORATION LTD.
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F    X        Form 40-F
                   -------               -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                     No    X
                    -------               -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b):    82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                 California Exploration Ltd.
                                                 (Registrant)

Date   April 28, 2003                      By  /s/ Nick DeMare
     --------------------                        -------------------------------
                                                 (Signature)
                                                  Nick DeMare, Director



1 Print the name and title of the signing officer under his signature.

                                 BC Form 51-901F

                                QUARTERLY REPORT



Incorporated as part of:                   X     Schedule A
                                        -------
                                           X     Schedules B & C
                                        -------
                                        (place x in appropriate category)
ISSUER DETAILS:

NAME OF ISSUER                          CALIFORNIA EXPLORATION LTD.
                                        ----------------------------------------
ISSUER ADDRESS                          #1305 - 1090 WEST GEORGIA STREET
                                        VANCOUVER, BC   V6E 3V7
                                        ----------------------------------------
ISSUER TELEPHONE NUMBER                 (604) 685-9316
                                        ----------------------------------------
ISSUER FAX NUMBER                       (604) 683-1585
                                        ----------------------------------------
CONTACT PERSON                          MR. NICK DEMARE
                                        ----------------------------------------
CONTACT'S POSITION                      DIRECTOR
                                        ----------------------------------------
CONTACT'S TELEPHONE NUMBER              (604) 685-9316
                                        ----------------------------------------
CONTACT'S E-MAIL ADDRESS                ndemare@chasemgt.com
                                        ----------------------------------------
WEBSITE                                 N/A
                                        ----------------------------------------
FOR QUARTER ENDED                       FEBRUARY 28, 2003
                                        ----------------------------------------
DATE OF REPORT                          APRIL 28, 2003
                                        ----------------------------------------

                                   CERTIFICATE
                                     -------


THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.


DES O'KELL                  /s/ Des O'Kell                      03/04/28
--------------------------------------------------------------------------------
NAME OF DIRECTOR            SIGN (TYPED)                  DATE SIGNED (YY/MM/DD)

NICK DEMARE                 /s/ Nick DeMare                     03/04/28
--------------------------------------------------------------------------------
NAME OF DIRECTOR            SIGN (TYPED)                  DATE SIGNED (YY/MM/DD)

           (Signatures for this Form should be entered in TYPED form)

BC FORM 51-901F                                                       SCHEDULE A
















--------------------------------------------------------------------------------




                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED FEBRUARY 28, 2003 AND 2002

          (Expressed in United States Dollars, unless otherwise stated)
                      (Unaudited - Prepared by Management)


--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                       INTERIM CONSOLIDATED BALANCE SHEETS
          (Expressed in United States Dollars, unless otherwise stated)
                      (Unaudited - Prepared by Management)




                                                     As at             As at
                                                  February 28,        May 31,
                                                     2003              2002
                                                       $                 $

                                   A S S E T S

CURRENT ASSETS

Cash                                                    26,614           98,408
Amounts receivable and prepaids                          6,258           20,323
                                                 -------------    -------------
                                                        32,872          118,731
BRIDGE LOANS (Note 3)                                        -           99,800

OIL AND GAS PROPERTIES (Note 4)                         43,500          268,396

CAPITAL ASSETS                                               -           50,698

OTHER ASSETS                                           102,189          263,531
                                                 -------------    -------------
                                                       178,561          801,156
                                                 =============    =============


                              L I A B I L I T I E S


CURRENT LIABILITIES

Accounts payable and accrued
   liabilities (Note 5(a))                             138,912          190,031

ADVANCES FROM SHAREHOLDER (Note 5(b))                   67,570           58,920
                                                 -------------    -------------
                                                       206,482          248,951
                                                 -------------    -------------


          S H A R E H O L D E R S ' E Q U I T Y ( D E F I C I E N C Y )


SHARE CAPITAL (Note 6)                               1,110,074        1,102,823

DEFICIT                                             (1,137,995)        (550,618)
                                                 -------------    -------------
                                                       (27,921)         552,205
                                                 -------------    -------------
                                                       178,561          801,156
                                                 =============    =============


APPROVED BY THE BOARD


/s/ Des O'Kell       , Director
---------------------

/s/ Nick DeMare      , Director
---------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                  INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
          (Expressed in United States Dollars, unless otherwise stated)
                      (Unaudited - Prepared by Management)



                                                       Three Months Ended                  Nine Months Ended
                                                           February 28,                       February 28,
                                                 ------------------------------     ------------------------------
                                                     2003              2002             2003              2002
                                                       $                 $                $                 $
EXPENSES

Accounting and administration                           3,523             9,108            16,481           17,986
Amortization of capital assets                              -             9,131             8,869           27,393
Audit                                                   1,754              (556)            1,754            4,028
Consulting                                                  -                 -            14,613                -
Insurance                                                   -            (3,800)            6,539            5,156
Legal                                                   1,783             2,925             5,037           27,534
Office and miscellaneous                                  197            35,553             1,265           56,857
Salaries, wages and benefits                                -            26,430                 -           53,620
Transfer agent and regulatory filing                    2,088               530             4,178            1,839
Travel and related costs                                    -               248               345              507
                                                 -------------    -------------     -------------    -------------
                                                        9,345            79,569            59,081          194,920
                                                 -------------    -------------     -------------    -------------
LOSS BEFORE OTHER ITEMS                                (9,345)          (79,569)          (59,081)        (194,920)
                                                 -------------    -------------     -------------    -------------
OTHER ITEMS

Write-off of amounts receivable                       (15,194)                -           (15,194)         (42,211)
Write-off of amounts (Note 3)                          (5,566)                -          (118,636)               -
Impairment of oil and gas properties                   (4,841)             (930)         (354,946)         (74,678)
Write-off of capital assets                                 -                 -           (41,829)               -
Write-down of other assets                                  -          (109,875)                -         (109,875)
Interest and other income                                  96             1,020             7,527           11,703
Unrealized foreign exchange loss                       (2,595)                -            (5,218)               -
                                                 -------------    -------------     -------------    -------------
                                                      (28,100)         (109,785)         (528,296)        (215,061)
                                                 -------------    -------------     -------------    -------------
NET LOSS FOR THE PERIOD                               (37,445)         (189,354)         (587,377)        (409,981)

DEFICIT - BEGINNING OF PERIOD                      (1,100,550)         (362,532)         (550,618)        (141,905)
                                                 -------------    -------------     -------------    -------------
DEFICIT - END OF PERIOD                            (1,137,995)         (551,886)       (1,137,995)        (551,886)
                                                 =============    =============     =============    =============


BASIC AND DILUTED LOSS PER SHARE                        $(0.00)          $(0.02)           $(0.08)          $(0.07)
                                                 =============    =============     =============    =============
WEIGHTED AVERAGE NUMBER
     OF COMMON SHARES OUTSTANDING                    7,646,085        7,591,085         7,642,862        6,148,862
                                                 =============    =============     =============    =============


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
          (Expressed in United States Dollars, unless otherwise stated)
                      (Unaudited - Prepared by Management)


                                                       Three Months Ended                  Nine Months Ended
                                                           February 28,                       February 28,
                                                 ------------------------------     ------------------------------
                                                     2003              2002             2003              2002
                                                       $                 $                $                 $

CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Net loss for the period                                (37,445)        (189,354)         (587,377)        (409,981)
Items not affecting cash
     Amortization of capital assets                          -            9,131             8,869           27,393
     Impairment of oil and gas properties                4,841              930           354,946           74,678
     Write-off of amounts receivable                    15,194                -            15,194           42,211
     Write-off of amounts                                5,566                -           118,636                -
     Write-off of capital assets                             -                -            41,829                -
     Write-down of other assets                              -          109,875                 -          109,875
     Unrealized foreign exchange loss                    2,595                -             5,218                -
Decrease (increase) in amounts receivable               (9,681)          30,097            (1,129)         104,317
Increase (decrease) in accounts payable
     and accrued liabilities                           (40,358)         (10,647)          (51,119)          10,756
                                                 -------------    -------------     -------------    -------------
                                                       (59,288)         (49,968)          (94,933)         (40,751)
                                                 -------------    -------------     -------------    -------------
INVESTING ACTIVITIES
Recovery of (additions to) expenditures
     on oil and gas properties                         (48,341)          14,121          (130,050)        (162,084)
Other assets                                            12,000          (62,317)          148,121          (17,925)
Loan repayment                                               -                -                 -            5,000
                                                 -------------    -------------     -------------    -------------
                                                       (36,341)         (48,196)           18,071         (175,009)
                                                 -------------    -------------     -------------    -------------
FINANCING ACTIVITIES
Cash assumed on reorganization                               -                -                 -          100,047
Reorganization costs                                         -                -                 -          (32,186)
Advances from shareholder                                7,050           56,085             7,050           56,085
Issuance of common shares                                    -                -             7,251                -
Deferred acquisition costs                              (5,134)         (13,011)           (9,233)         (13,011)
                                                 -------------    -------------     -------------    -------------
                                                         1,916           43,074             5,068          110,935
                                                 -------------    -------------     -------------    -------------
DECREASE IN CASH DURING THE                            (93,713)         (55,090)          (71,794)        (104,825)
PERIOD
CASH - BEGINNING OF PERIOD                             120,327          310,845            98,408          360,580
                                                 -------------    -------------     -------------    -------------
CASH - END OF PERIOD                                    26,614          255,755            26,614          255,755
                                                 =============    =============     =============    =============


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2003
          (Expressed in United States Dollars, unless otherwise stated)
                      (Unaudited - Prepared by Management)


1.   NATURE OF OPERATIONS AND GOING CONCERN

     The Company is a development stage oil and gas company and has not earned any significant production revenue, nor found proved reserves on any of its properties. During the nine months ended February 28, 2003, the Company had incurred a loss of $587,377 and, as of February 28, 2003, had a shareholders' deficiency of $27,921 and a working capital deficiency of $106,040. Additional funding will be required for the Company to continue to participation in the further acquisition, exploration and development of interests in oil and gas properties and meet its ongoing corporate overhead and discharge its liabilities as they become due. In order to meet the Company's continuing financing needs, management of the Company intends to raise working capital through the sale of common shares or other securities, or merge with industry partners.

     The interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and extinguishment of liabilities in the normal course of business. The Company's interim consolidated financial statements do not include any adjustments related to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

     The ability of the Company to continue operations as a going concern is dependent upon its success in obtaining capital through sale of common shares or other securities and ultimately achieving profitable operations.

     See also Note 3.


2.   SIGNIFICANT ACCOUNTING POLICIES

     The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of the interim consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2003
          (Expressed in United States Dollars, unless otherwise stated)
                      (Unaudited - Prepared by Management)


3.   TERMINATION OF PROPOSED BUSINESS ACQUISITION

     On January 14, 2002, the Company entered into a letter of intent (the "Letter of Intent") whereby it agreed to acquire 100% of the issued and outstanding common shares of Optimal Power Systems Ltd. ("OPS"), a private company incorporated under the laws of Alberta. Under the terms of the Letter of Intent, the Company proposed to issue up to 4.8 million common shares of the Company to the shareholders of OPS, based upon OPS achieving certain revenue levels. The Company had also provided OPS bridge loans totalling $95,822 (CDN $150,000). OPS was unable to complete a restructuring of their business plan which would have enabled the Company to proceed with the acquisition. Accordingly, the Company terminated the agreement under the Letter of Intent and requested repayment of the bridge loans. Although the principals of OPS have pledged their holdings in OPS as security it is not known whether the Company will recover the full amount of the bridge loans. Accordingly, the Company wrote off $95,822 relating to the bridge loans. The Company will continue to actively pursue collection of the amounts owing.

     As of February 28, 2003, the Company had incurred a total of $22,814 for legal fees associated with the proposed acquisition. These amounts had been previously recorded as deferred acquisition costs and have now been charged to operations.


4.   OIL AND GAS PROPERTIES

     During the nine months ended February 28, 2003, the Company recorded an impairment charge of $354,946 to reflect its share of costs on the unsuccessful drilling of the regional California prospects and the abandoned Michigan exploratory well.

     In January 2003, the Company acquired a 3% working interest in certain oil and gas leases known as the West Ranch Field in Jackson County, Texas. To acquire this interest, the Company has funded $43,500 of initial development costs.


5.   RELATED PARTY TRANSACTIONS

     (a) The Company conducted certain oil and gas operations with corporations in which certain of the corporations' officers and directors are current shareholders and directors of the Company. These transactions were conducted under the same terms and conditions as transactions with non-related parties. As of February 28, 2003, the Company had recorded $90,689 in other assets and $136,296 in accounts payable and accrued liabilities with the related corporations.

BC FORM 51-901F                                                       SCHEDULE A

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2003
          (Expressed in United States Dollars, unless otherwise stated)
                      (Unaudited - Prepared by Management)


5.   RELATED PARTY TRANSACTIONS (continued)

     (b) As of February 28, 2003, $67,570 was owing to a former officer of the Company. The advance is non-interest bearing and the shareholder has agreed not to demand repayment of the advance during the current fiscal year.

     (c) As of February 28, 2003, a loan of $30,000 to the President of the Company remains outstanding, secured by a promissory note and 300,000 shares (the "Loan Shares"). The promissory note is non-interest bearing and is repayable either in part or in full as required by the Company upon the disposition of part or all of the Loan Shares.


6.   SHARE CAPITAL

                                                      Number
                                                    of Shares           $
                                                 -------------    -------------
     Authorized - unlimited common shares
         without par value

     Issued and outstanding -

     Balance, May 31, 2002                           7,591,085        1,102,823

     Issued for cash
        Exercise of warrants                            55,000            7,251
                                                 -------------    -------------
     Balance, February 28, 2003                      7,646,085        1,110,074
                                                 =============    =============

7.   SEGMENTED INFORMATION

     As of February 28, 2003, the Company and its subsidiary operated in one industry segment, the exploration for and the development of petroleum and natural gas. The Company's current petroleum and natural gas activities are conducted in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                                  Identifiable         Net
                                                      Assets           Loss
                                                        $                $

     United States                                      90,774         (439,655)
     Canada                                             87,787         (147,722)
                                                 -------------    -------------
                                                       178,561         (587,377)
                                                 =============    =============

BC FORM 51-901F                                                       SCHEDULE B

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                            SUPPLEMENTARY INFORMATION
                     FOR THE QUARTER ENDED FEBRUARY 28, 2003
          (Expressed in United States Dollars, unless otherwise stated)



1.(a)GENERAL AND ADMINISTRATIVE

     General and administrative expenses for the nine months ended February 28, 2003:
                                                                          $

     Accounting and administration                                       16,481
     Amortization                                                         8,869
     Audit                                                                1,754
     Consulting                                                          14,613
     Insurance                                                            6,539
     Legal                                                                5,037
     Office and miscellaneous                                             1,265
     Transfer agent and regulatory filing                                 4,178
     Travel and related costs                                               345
                                                                   ------------
                                                                         59,081
                                                                   ============


1.(b)RELATED PARTY TRANSACTIONS

     i) The Company conducted certain oil and gas operations with corporations in which certain of the corporations' officers and directors are current shareholders and directors of the Company. These transactions were conducted under the same terms and conditions as transactions with non-related parties. As of February 28, 2003, the Company had recorded $90,689 in other assets and $136,296 in accounts payable and accrued liabilities with the related corporations.

     ii) As of February 28, 2003, $67,570 was owing to a former officer of the Company. The advance is non-interest bearing and the shareholder has agreed not to demand repayment of the advance during the current fiscal year.

     iii) As of February 28, 2003, a loan of $30,000 to the President of the Company remains outstanding, secured by a promissory note and 300,000 shares (the "Loan Shares"). The promissory note is non-interest bearing and is repayable either in part or in full as required by the Company upon the disposition of part or all of the Loan Shares.

BC FORM 51-901F                                                       SCHEDULE B

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                            SUPPLEMENTARY INFORMATION
                     FOR THE QUARTER ENDED FEBRUARY 28, 2003
          (Expressed in United States Dollars, unless otherwise stated)



2.(a)SECURITIES ISSUED DURING THE NINE MONTHS ENDED FEBRUARY 28, 2003

                                                             Total
       Date      Type of       Type                Price    Proceeds      Type of
     of Issue    Security    of Issue    Number    CDN $     CDN $     Consideration   Commission
     --------    --------    --------    ------    -----    --------   -------------   ----------
                             Warrants
     Jun.17/02    Common     Exercised   55,000    $0.20    $11,000         Cash          Nil



2.(b)NO OPTIONS WERE GRANTED DURING THE NINE MONTHS ENDED FEBRUARY 28, 2003


3.(a)AUTHORIZED AND ISSUED SHARE CAPITAL AS AT FEBRUARY 28, 2003

                                                                Issued
                                   Authorized           -----------------------
     Class       Par Value           Number              Number        Amount
     ------      ---------         ----------           ---------    ----------
     Common         WPV            Unlimited            7,646,085    $1,110,074


3.(b)OPTIONS AND WARRANTS OUTSTANDING AS AT FEBRUARY 28, 2003

                                       Exercise Price
                                          Per Share
     Security           Number              CDN$                Expiry Date
     --------          -------         --------------        ------------------
     Options           285,000             $0.20             December 21, 2003
     Options           350,000             $0.60             September 28, 2004
                       -------
                       635,000
                   635,000


3.(c)SHARES IN ESCROW OR SUBJECT TO POOLING AS AT FEBRUARY 28, 2003

     As at February 28, 2003:

     i) 2,091,150 common shares (the "Security Shares") remain held in escrow and will be released at six month intervals over a period ending September 27, 2007; and

     ii) 1,320,001 common shares (the "Escrow Shares") remain held in escrow and will be released at six month intervals over a period ending September 27, 2004.

BC FORM 51-901F                                                       SCHEDULE B

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                            SUPPLEMENTARY INFORMATION
                     FOR THE QUARTER ENDED FEBRUARY 28, 2003
          (Expressed in United States Dollars, unless otherwise stated)



3.(d)LIST OF DIRECTORS AND OFFICERS AS AT FEBRUARY 28, 2003

     Directors:
            Desmond O'Kell
            John Behr
            Nick DeMare

     Officers:
            Desmond O'Kell, President and CFO
            Nick DeMare, Corporate Secretary

FORM 51-901F                                                          SCHEDULE C

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                                QUARTERLY REPORT
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2003
          (Expressed in United States Dollars, unless otherwise stated)


MANAGEMENT DISCUSSION & ANALYSIS
--------------------------------

Operations
----------
During the nine months ended February 28, 2003 the Company incurred $59,081 of general and administrative expenses compared to $194,920 for the comparable period in 2002, a decrease of $135,839. The decrease in loss in 2003 was attributed to a number of factors. Legal costs decreased by $22,497, from $27,534 in 2002 to $5,037 in 2003. The majority of the 2002 legal costs were incurred to prepare farm-out agreements. During 2003, salaries and benefits decreased $53,620, office and miscellaneous expenses decreased $55,592 and also wrote off $41,829 of capital assets reflecting the closure of the Barkersfield office.

With the unsuccessful drilling of the regional California prospects and the abandoned and plugged Michigan exploratory well, the Company has written-off $354,946 of costs.

Liquidity and Capital Resources
-------------------------------
The Company has funded its operations from the sale of its securities and the joint venture of its oil and gas prospects. With the unsuccessful outcome at the Basil Prospect, the Company no longer holds significant interests in oil and gas properties and is not generating operating cash flow to acquire additional oil and gas properties and/or meeting its ongoing obligations. As at February 28, 2003, the Company had a working capital deficiency of $106,040 and a net shareholders' deficiency of $27,921. The future viability of the Company is dependent upon the continued financial support of the Company's creditors, the ability to generate additional financing to satisfy future working capital requirements and, in the longer term, the generation of profit and positive cash flow from business operations. There are no assurances that the Company will be able to obtain adequate financings or generate sufficient cash flows.

Property Update
---------------
In January 2003, the Company acquired a 3% working interest in certain oil and gas leases known as the West Ranch Field from an arm's-length private oil and gas company. To acquire its interest, the Company has funded $43,500 of initial development costs.

Investor Relations Activities
-----------------------------
During the nine months ended February 28, 2003, the Company did not engage any companies to provide investor relations activities.



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